UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 27, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Palomar Medical Technologies, Inc.
File No. 1-11177 - CF#21820

Palomar Medical Technologies, Inc. submitted an application under rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on March 20, 2008

Based on representations by Palomar Medical Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through March 16, 2018
Exhibit 10.2	through March 16, 2018
Exhibit 10.3	through May 15, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel